Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-217690

FORD CREDIT

FORD INTEREST ADVANTAGE

AN INVESTMENT OPPORTUNITY FOR YOU

Current Rates*

1.56%	1.61%	1.66%
Under $15,000	$15,000 - $50,000	Over $50,000

*Rates as of 4/23/2018, visit ford.com/finance/investor-center/ford-interest-advantage for current rates

Benefits of Investing in Ford Credit with Ford Interest Advantage (FIA):

- Minimum balance requirement of just $1,000
- Fast and easy online enrollment with electronic transfers from your bank
- Free checks & unlimited check writing above $250
- No management fees
- Easy access to your funds online & with the FIA mobile app
- Invest checks right from your phone using Remote Investment Capture
- Ford Employee's can invest with as little as $100 per month with subsequent payroll deductions to reach $1,000.

To learn more, go to ford.com/finance/investor-center/ford-interest-advantage to read the Prospectus or contact the FIA office by phone at 1-800-426-8888 or email at FCFIA@ford.com.

Important Investor Information:
The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As investments in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company LLC and are offered only in the United States. This poster does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. U.S citizens and resident aliens with U.S. Taxpayer ID (e.g. Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note program. The documents may be obtained free of charge through EDGAR on SEC website. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.

FORD INTEREST AVANTAGE (FIA) FAQ’s FAQ Answer What is Ford Interest Advantage? It is a type of unsecured debt security of Ford Motor Credit Company LLC called a Demand Note. FIA notes are registered with the Securities and Exchange Commission. FIA notes are offered by Prospectus only. Are FIA Notes FDIC insured? No, the FIA is not a bank account and the FIA notes are not FDIC insured. In addition, the FIA notes are not guaranteed by Ford Motor Company or any other party. Is the FIA a money market account or money market mutual fund? No, the FIA is not a money market account or a money market mutual fund. It is not a diversified investment choice. Make sure to read the Prospectus to understand the risks involved with investing in a demand note product such as the FIA. What is the minimum investment amount needed to get started? The minimum required initial investment is $1,000. What is the minimum note balance required? The minimum note balance required is $1,000. If your note balance goes below this amount, you will incur a nominal fee. Are there any management fees? There are no management fees. Please read the Prospectus to understand the circumstances in which you could incur fees. How do I enroll in FIA? The FIA has a convenient online enrollment application that takes less than 10 minutes to complete. Visit www.ford.com/finance/investor- center/ford-interest-advantage to get started. Click on the Application and Prospectus call to action button and follow the steps to enroll. Once you have read the Prospectus, you will be able to transfer your initial investment of $1,000 directly to the FIA from your external bank account to establish your note. How can Ford and Ford Credit employees invest? Employees of Ford and Ford Credit can invest using the payroll deduction option with as little as $100 per month. The initial investment of $1,000 is waived for Ford and Ford Credit employees. How do I invest in FIA? Investments can be made in many ways. · Payroll deduction (Ford and Ford Credit employees only) · Using Remote Investment Capture on the FIA Mobile App · External Bank Transfer · Wire Transfer · Check

How do I access my funds? You can access your funds 24/7 using the Online Access web portal. This allows you to manage your investment and facilitate transfers from external bank accounts to the FIA. You may also access your funds by wire transfer or by writing a check (FIA offers unlimited check writing but each check must be for a minimum of $250). What is the interest rate currently being paid on FIA balances? Interest rates vary based on balance. Check www.ford.com/finance/investor-center/ford- interest-advantage for the latest rates. Can I manage my investment on the Go? Yes. Download the Ford Interest Advantage mobile app from the Apple or Google Play stores. Advantages include: · View balance and transaction history · Use Remote Investment Capture to scan checks and invest in FIA · Transfer funds between FIA notes · View bill pay transactions What are the features of Online Access? Online Access is the web portal that allows investors to manage their FIA investment 24/7. The Online Access features include: · Subscribe to electronic statements · View, save or print your statement · View detailed transaction history · Schedule external transfers 24/7 · Set up alerts · Schedule, view and pay your bills · Reorder checks · Send secured email messages to FIA investor service · Update contact information What are the types of ownership available? A note can be opened individually, jointly (may have more than 2 joint owners), or as custodial or trust investments and may be opened by individuals, corporations, partnerships, limited liability companies, firms or associations. Important Investor Information: The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As investments in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940. The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company LLC and are offered only in the United States. This document does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. U.S citizens and resident aliens with U.S. Taxpayer ID (e.g. Social Security number) may apply. Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note program. The documents may be obtained free of charge through EDGAR on SEC website. Alternatively, Ford Credit will send you a prospectus upon request by calling 1- 800-462-2614.